

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03007485

3 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (Formerly known as Angkasa Marketing Berhad)

We enclose herewith the General Announcement dated 28 February 2003 in relation to the following for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934:

i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri William H.J. Cheng; and

ii) Proposed disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(Formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

PROCESSED
APR 01 2003
THOMSON FINANCIAL

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **28-02-2003 05:35:05 PM**
Reference No **AA-030228-4A50B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Tham Tuck Chuen**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

(i) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri William H.J. Cheng ("Proposed Subscription"); and

(ii) Proposed disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("Proposed Disposal").

(collectively referred to as the "Proposals")

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("SCB") refers to the announcement made on 29 November 2002 in relation to the completion of the Proposals on 29 November 2002 and wishes to announce that:

1. following the transfer of property ownership rights ("PORs") for certain buildings by Anhui Jianghuai Automotive Group Co Ltd to Hefei Jianghuai Automotive Co Ltd ("HJ Auto"), an associated company of ATE, amounting to SGD803,650.70 (equivalent to approximately RM1,735,885.51 based on the exchange rate of SGD1:RM2.16) in value, 803,651 Consideration Shares together with 803,651 Consideration Warrants, out of the total of 1,075,735 Consideration Shares and 1,075,735 Consideration Warrants deposited with the Esrow Agent, were released to AMBV on 27 February 2003; and

2. the balance 272,084 Consideration Shares and 272,084 Consideration Warrants are still being held in escrow by the Escrow Agent pending the receipt of the certificates for the remaining outstanding PORs in favour of HJ Auto.

SCB will inform the Exchange of any further development in respect of the above matter.

The definition(s) used in this announcement shall have the same meaning as that in the previous announcements.

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)



Secretary

2 8 FEB 2003



SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

27 February 2003

03 MAR 10 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 25 February 2003, Re: Silverstone Corporation Berhad - Corporate and Debt Restructuring Exercises;

b) Financial Result Announcement dated 25 February 2003, Re: Quarterly Report for the second quarter ended 31 December 2002.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Reference No **AA-030225-64973**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")
CORPORATE AND DEBT RESTRUCTURING EXERCISES ("SCB Scheme")

* **Contents :-**

On 21 February 2003, the Company issued a circular to its shareholders ("Circular") in connection with the closure of book relating to the Company's capital reconstruction exercise under the SCB Scheme ("Capital Reconstruction Exercise").

It was highlighted in Section 4 of the Circular that the trading of SCB shares will be suspended with effect from 9.00 am on Thursday, 6 March 2003 (which is 3 clear market days prior to the book closure date) and the suspension will continue until the Capital Reconstruction Exercise is completed.

As the Capital Reconstruction Exercise forms an integral part of the SCB Scheme, the suspension of the SCB shares is intended to continue until all new consolidated SCB shares arising from the Capital Reconstruction Exercise and other new SCB shares to be issued under the SCB Scheme are credited into the respective Central Depository System accounts of the recipients.

Shareholders of the Company and potential investors are requested to refer to the Circular for further details of the Capital Reconstruction Exercise.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD
(formerly known as Angkasa Marketing Berhad)

....
Secretary
25 February 2003



Form Version 2.0

Financial Results

Ownership transfer to **ANGKASA/EDMS/KLSE** on **25-02-2003 12:42:00 PM**
Reference No **AA-030225-9CD6D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31-12-2002**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30-06-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Amb.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2002**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31-12-2002	31-12-2001	31-12-2002	31-12-2001
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

ANGKASA MARKETING BERHAD (41515-D)

1	Revenue	97,033	135,359	210,797	474,134
2	Profit/(loss) before tax	12,585	-37,328	-8,069	-53,933
3	Profit/(loss) after tax and minority interest	13,036	-26,506	-4,930	-42,158
4	Net profit/(loss) for the period	13,036	-26,506	-4,930	-42,158
5	Basic earnings/(loss) per share (sen)	8.84	-17.98	-3.34	-28.59
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	-1.4500	-1.4000

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-12-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-12-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-12-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-12-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	33,365	-21,381	33,266	-14,687
2	Gross interest income	1,007	5,422	4,473	10,762
3	Gross interest expense	17,445	18,920	34,572	39,831

Note: The above information is for the Exchange internal use only.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

25 FEB 2003



SILVERSTONE CORPORATION BERHAD

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia) (41515-D)

Interim Report for the

Second Quarter Ended

31 December 2002

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
Revenue	97,033	135,359	210,797	474,134
Operating expenses	(96,298)	(162,162)	(213,627)	(499,583)
Other operating income	1,007	5,422	4,473	10,762
Gain on disposal of subsidiary and associated companies	31,623	-	31,623	-
Profit/(Loss) from operations	33,365	(21,381)	33,266	(14,687)
Finance costs	(17,445)	(18,920)	(34,572)	(39,831)
Share in results of associated companies	(3,335)	2,973	(6,763)	585
Profit/(Loss) before taxation	12,585	(37,328)	(8,069)	(53,933)
Taxation	(82)	(200)	(161)	(248)
Profit/(Loss) after taxation	12,503	(37,528)	(8,230)	(54,181)
Minority interests	533	11,022	3,300	12,023
Net profit/(loss) for the period	13,036	(26,506)	(4,930)	(42,158)
Earnings/(loss) per share (sen) :				
- Basic	8.84	(17.98)	(3.34)	(28.59)
- Fully diluted	8.84	(17.98)	(3.34)	(28.59)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 31/12/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment	538,879	558,928
Associated companies	245,317	284,984
Investments	90,744	41,994
Deferred expenditure	1,205	1,462
Goodwill on consolidation	14,117	14,610
Current assets		
- Inventories	132,007	143,585
- Trade and other receivables	631,357	708,245
- Short term deposits with financial institutions	134,658	112,992
- Cash and bank balances	49,336	28,565
	947,358	993,387
Current liabilities		
- Trade and other payables	760,870	776,465
- Short term borrowings	1,021,164	1,044,437
- Tax liabilities	59,600	58,667
- Provisions	80,522	80,522
	1,922,156	1,960,091
Net current liabilities	(974,798)	(966,704)
	(84,536)	(64,726)
Financed by:		
Share capital	147,451	147,451
Reserves	(345,671)	(338,455)
Shareholders' funds	(198,220)	(191,004)
Minority interests	109,592	113,540
Long term borrowings	3,413	12,101
Deferred liabilities	174	132
Deferred taxation	505	505
	(84,536)	(64,726)
Net tangible liabilities per share (RM)	(1.45)	(1.40)

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Amortisation of reserve on consolidation	-	-	-	(6)	-	(6)
Translation loss on net equity of foreign subsidiary companies	-	-	(1,474)	-	-	(1,474)
Share in post-acquisition reserve of associated companies	-	-	(115)	-	-	(115)
Realisation of reserves on disposal of associated companies	-	-	(687)	-	-	(687)
Others	-	-	-	113	(117)	(4)
Net gains/(losses) not recognised in consolidated income statement	-	-	(2,276)	107	(117)	(2,286)
Net loss for the financial period	-	-	-	-	(4,930)	(4,930)
Balance at 31 December 2002	147,451	72,810	95,373	1,154	(515,008)	(198,220)

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

SILVERSTONE CORPORATION BERHAD (41515-D)

(formerly known as ANGKASA MARKETING BERHAD)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CURRENT YEAR-TO-DATE 31/12/2002 RM'000
OPERATING ACTIVITIES	
Net loss before tax	(8,069)
Adjustments for:	
Non-cash items	(938)
Non-operating items	28,016
Operating profit before changes in working capital	19,009
Changes in working capital	
Net change in current assets	74,935
Net change in current liabilities	(46,499)
Others	5,315
	52,760
INVESTING ACTIVITIES	
Equity investments	-
Others	14,810
	14,810
FINANCING ACTIVITIES	
Issue of shares	-
Dividend paid to shareholders	-
Bank borrowings	(31,042)
Short term deposits earmarked for bonds redemption	(22,670)
Others	5,885
	(47,827)
Net change in cash and cash equivalents	19,743
Effects of exchange rate changes	(9)
Cash and cash equivalents at beginning of the year	42,468
Cash and cash equivalents at end of the period	62,202

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2002. However, the auditors drew attention concerning the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group's structure. The current status of the proposed restructuring scheme is disclosed in Note 20.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial year or in the prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:-

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	67,644	142,345	818	210,807
Inter-segment revenue	(10)	-	-	(10)
External revenue	67,634	142,345	818	210,797
Profit/(Loss) from operations	(3,815)	4,107	32,974	33,266
Finance costs				(34,572)
Share in results of associated companies				(6,763)
Loss before taxation				(8,069)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

Other than disclosed in Note 20, there were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date except for the disposal of a subsidiary, Angkasa Transport Equipment Sdn Bhd together with its associated company Hefei Jianghuai Automotive Co Ltd and its investment in equity interest of Anhui Jianghuai Automotive Chassis Co Ltd to Lion Asiapac Limited ("LAP"), a company listed on the Singapore Exchange Securities Trading Limited, for a total consideration of SGD37,255,682 (equivalent to RM80.5 million) to be wholly satisfied by 149,022,728 new ordinary shares of SGD0.25 each in LAP shares at par together with 149,022,728 free detachable LAP warrants attached.

a) The effect of the disposal on the financial results of the Group is as follow:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
Revenue	-	-
Profit /(loss) before taxation	(17)	859
Net profit/(loss) for the period	(17)	877

11. Changes in the composition of the Group (Cont'd)

b) The effect of the disposal on the financial position of the Group is as follow:

	AS AT END OF CURRENT QUARTER 31/12/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Associated companies	32,809	32,823
Other investment	31,619	31,619
Current assets	25	18
Current liabilities	(10,204)	(10,204)
Net assets	54,249	54,256
Currency translation	(687)	(701)
Net assets disposed off	53,562	53,555

c) The disposal has no material impact on the cashflow of the Group.

12. Changes in contingent liabilities or contingent assets

There were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the financial year-to-date, the Group registered a lower revenue following the cessation of the steel trading operation and the completion of disposal of 51% equity interest in each of Suzuki Assemblers Malaysia Sdn Bhd ("SAM") and Lion Suzuki Marketing Sdn Bhd ("LSM") in the last financial year. The Group's revenue decreased by 56% as compared to the preceding year corresponding period. However, the decrease was mitigated by the higher revenue achieved by the Tyre division in China through Dong Feng Lion Tyre Co Ltd.

The lower loss before taxation for the financial year-to-date was due mainly to the gain on disposal of subsidiary and associated companies of RM31.6 million and also the better results achieved by the Tyre division.

14. Comparison with the preceding quarter's results

For the current quarter, the Group experienced a lower revenue of RM97.0 million as compared to RM113.8 million in the last quarter as the Tyre and Motor divisions recorded lower revenue due to lower market demand. However, with the gain on disposal of subsidiary and associated companies of RM31.6 million, the Group registered a profit before taxation of RM13.0 million.

15. Prospects

The operating environment under which the Group's businesses are carried out is expected to remain difficult. However, with the on going efforts undertaken to turnaround the operation of our Tyre division under Dong Feng Lion Tyre Co Ltd, the Board of Directors expects an improvement in the Group's performance for the current financial year.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
In respect of current period:				
- income tax	60	23	139	23
In respect of prior years:				
- income tax	34	13	34	14
Share in taxation of associated companies	(12)	164	(12)	211
	82	200	161	248

Although the Group incurred a loss in the current quarter and financial year-to-date, it has a tax charge arising primarily from certain profitable subsidiary companies in China which for tax purposes cannot be offset with losses from other companies within the Group.

18. Unquoted investments and/or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000
Profits/(losses) on disposal of unquoted investments	31,623	31,623
Profits/(losses) on disposal of properties	-	-

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At costs	88,522
At net book value	88,522
At market value	33,494

20. **STATUS OF CORPORATE PROPOSALS**

A) The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:

No.	Date of Announcement	Subject	Status
(I)	5.7.2000, 19.10.2000, 26.2.2001, 30.3.2001, 2.5.2001, 8.10.2001, 26.3.2002, 9.5.2002, 12.7.2002, 19.7.2002, 5.8.2002, 5.9.2002, 16.9.2002, 10.10.2002, 28.11.2002, 8.1.2003, 9.1.2003, 29.1.2003, 30.1.2003, 6.2.2003 and 17.2.2003	Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business. The Proposed GWRS involve, *inter alia*, the following corporate proposals: i) Proposed reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each ("Proposed Capital Reconstruction Exercise") ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, Datuk Cheng Yong Kim, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by: (a) netting off against inter-company balance with the LCB Group; and (b) issuance of shares in the Company. iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM80.63 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets. (continue on next page)	Approval obtained from: a) Ministry of International Trade and Industry on 23.4.2002; b) Foreign Investment Committee on 27.4.2002, 7.5.2002 and 23.5.2002; c) Bank Negara Malaysia on 3.5.2002, 17.5.2002, 20.6.2002, 29.10.2002 and 30.1.2003; d) Securities Commission on 9.7.2002; e) Scheme Creditors on 16.9.2002; and f) Shareholders of the Company on 30.1.2003. Orders granted by the High Court of Malaya pursuant to: (i) Section 176(3) of the Companies Act, 1965 ("Act"), sanctioning the proposed scheme of arrangement between the Company and its creditors on 30.1.2003; and (ii) Section 64 of the Act confirming the Proposed Capital Reconstruction Exercise on 17.2.2003. Pending: a) approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares to be issued pursuant to the Proposed GWRS; and b) approval of any other relevant authorities.

20. STATUS OF CORPORATE PROPOSALS (Cont'd)

No.	Date of Announcement	Subject	Status
(II)	11.11.2000, 9.1.2001, 27.2.2001, 18.5.2001, 1.10.2001, 20.11.2001, 28.12.2001, 9.1.2002, 22.2.2002, 30.4.2002, 9.5.2002, 20.5.2002, 11.7.2002, 5.8.2002, 11.9.2002, 10.10.2002, 25.10.2002, 31.10.2002, and 29.11.2002.	i) Proposed subscription by Tan Sri Cheng Heng Jem or his nominees of 2,530,000 new ordinary shares of RM1.00 each representing approximately 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE") for a cash consideration of RM3.365 million ("Proposed Subscription"). ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE by AMB Venture Sdn Bhd ("AMBV") to Lion Asiapac Limited ("LAP") for a total consideration of SGD15,383,527 to be satisfied by an issuance of 61,534,108 new ordinary shares of SDG0.25 each in LAP ("LAP shares") at an issue price of SGD0.25 per LAP share with 61,534,108 free detachable LAP warrants (in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto")("Proposed Listing") is not completed by 30 September 2001) or SGD37,255,682 to be satisfied by an issuance of 149,022,728 LAP shares at an issue price of SGD0.25 per LAP share with 149,022,728 free detachable LAP warrants (in the event the Proposed Listing is completed by 30 September 2001), subject to LAP repaying an outstanding loan of Rmb20 million in ATE ("Proposed Disposal"). iii) Proposed offer for sale by AMBV of up to 25% of the LAP shares with free detachable LAP warrants to be issued by LAP to AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from the Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public at an offer price of not less than SGD0.25 for each LAP share (equivalent to approximately RM0.54 per LAP share) with one detachable LAP warrant ("Proposed Offer for Sale"). (continue on next page)	Approval obtained from: a) Bank Negara Malaysia; b) Securities Industry Council of Singapore ("SIC") on the waiver of the mandatory offer on the LAP shares pursuant to the issue of the LAP shares and warrants; c) Foreign Investment Committee; d) Securities Commission; e) the shareholders of the Company; and f) the Singapore Exchange Securities Trading Limited. The Proposed Subscription and the Proposed Disposal were completed on 29.11.2002. The Proposed Offer for Sale is pending implementation.

20. STATUS OF CORPORATE PROPOSALS (Cont'd)

No.	Date of Announcement	Subject	Status
(III)	5.8.2002, 24.9.2002, 2.12.2002 and 19.12.2002.	i) Proposed disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and ii) Proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and proposed waiver of the interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Approval obtained from the Securities Commission on 16.12.2002. Pending approvals of: i) the shareholders of the Company; ii) the Commission on Foreign Trade and Economic Cooperation; and iii) any other relevant authorities in Malaysia and the Peoples' Republic of China, if required.

B) Status of utilisation of proceeds from corporate proposals

Corporate Proposal	Proposed Utilisation		Status	
			Paid	Outstandings
		RM'000	RM'000	RM'000
Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively.	i) Repayment of borrowings	27,893	-	27,893
	ii) Expenses	17	17	-
		27,910	17	27,893

21. Group's borrowings and debt securities

The Group's borrowings as at the end of the reporting period are as follows :-

	Short Term	Long Term	Total
	RM'000	RM'000	RM'000
Secured	24,979	3,413	28,392
Unsecured	996,185	-	996,185
	1,021,164	3,413	1,024,577

The Group's borrowings are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	52,306
- US Dollar	159,308	604,904
- Rmb	800,115	367,173
- New Taiwan Dollar	1,781	194
		1,024,577

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Earnings/(loss) per share is calculated by dividing the Group's profit/(loss) after tax and minority interests by the weighted average number of shares in issue of 147.451 million.

Fully diluted

The fully diluted earnings/(loss) per share has been calculated based on the Group's profit/(loss) after tax and minority interests by the weighted average number of shares in issue of 147.451 million. The weighted average number of shares is arrived at without taking into account the number of shares under the Executive Share Option Scheme in the computation since it does not has any dilutive effect on the basic earnings/(loss) per share.